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05006304

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Challenger Development Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3666

FISCAL YEAR 8-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 3/8/05

82-36666

CHALLENGER DEVELOPMENT CORP.

(Formerly Challenger Minerals Ltd.)

(the "Company")

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

(the "Notice")

NOTICE is hereby given that the Annual and Extraordinary General Meeting of the Shareholders (the "Meeting") of **CHALLENGER DEVELOPMENT CORP.**(Formerly Challenger Minerals Ltd.) (the "Company") will be held at Suite 100 - 1009 Expo Boulevard, Vancouver, British Columbia, on Friday, March 18, 2005, at the hour of 10:00 o'clock in the morning (Pacific Standard Time) for the following purposes:

ARIS 8-31-04

1. To receive the audited Financial Statements of the Company for the years ended August 31, 2004 and 2003, and the Auditors' Report thereon;
2. To approve a motion to appoint Dale, Matheson, Carr-Harris, LaBonte, Chartered Accountants, of Suite 1700, 1140 West Pender Street, Vancouver, B.C., V6E 1G4, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the Auditors';
3. To set the number of directors to be elected for the ensuing year at three (3) and to elect directors for the ensuing year;
4. To approve a motion giving the directors the authority to appoint, at the discretion of the directors, up to two (2) additional directors for the ensuing year;
5. To consider and, if thought fit, pass a special resolution approving the adoption of a new form of Articles for the Company, as described in the accompanying *Information Circular*;
6. To consider and, if thought fit, pass a special resolution approving the alteration of the Company's Notice of Articles to remove the application of the pre-existing company provisions prescribed under the *Business Corporations Act* (British Columbia), as described in the accompanying *Information Circular*;
7. To authorize and approve incentive stock options in the form of and implementation of an Incentive Stock Option Plan (the "SOP") for the Company and to approve the aggregate number of common shares issuable pursuant to the SOP to be a maximum of 10% of the issued and outstanding share capital of the Company at the date of grant, as described in the attached *Information Circular*;
8. To authorize and approve potential transactions such as private placement financings or debt settlements which may involve the issuance of shares by the Company in excess of 20% of the issued capital of the Company being held by one placee or a group of placees acting in concert, or which may constitute a change in the effective control of the Company;
9. To approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company held January 13, 2004;
10. To transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice is an Information Circular, an Instrument of Proxy and a Supplementary Mailing List request form.

If you are unable to attend the Meeting in person, please refer to the instructions for completing the Instrument of Proxy on the back of the Instrument of Proxy, complete and return the Proxy to the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Statutory holidays) before the time set for the Meeting.

DATED at Vancouver, British Columbia, this 11th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS,

CHALLENGER DEVELOPMENT CORP.

"Robert T. Paterson"

Robert T. Paterson
President, Chief Executive Officer, Director

CHALLENGER DEVELOPMENT CORP.

(the "Company")

INFORMATION CIRCULAR

as at February 11, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Challenger Development Corp.. (the "Company") for use at the Annual and Extraordinary General Meeting of the shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF THE NOMINEE IN THE BLANK SPACE PROVIDED. A PERSON APPOINTED AS A PROXY HOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and then deposited with either the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 ((Fax no. (604) 689-8144)); or at the business office of the Company at Suite 100, 1009 Expo Boulevard, Vancouver, British Columbia, V6Z 2V9 (Fax no. ((604) 681-6937)), at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Proxy Form and voting instructions are attached to the Information Circular mailed to Registered Shareholders.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Owners") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Most Shareholders are "non-registered" Shareholders because their common shares are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which the Shareholder either purchased the shares or to which the Shareholder deposited their shares.

More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the "Beneficial Owner") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Owner deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") and in the United States, The Depository Trust Company ("CEDE & Co") of which the Intermediary is a participant.

Beneficial Owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners ("NOBO's"). Those Beneficial Owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners ("OBO's).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Information Circular and a Voting Instruction Form (collectively, the "Meeting Materials") directly to the NOBO's and indirectly through Intermediaries to the OBO's.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Beneficial Owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This form is in lieu of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Owner is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIF's whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Beneficial Owners to direct the voting of the Shares which they beneficially own. **A Beneficial Owner receiving a VIF cannot use that form to vote common shares directly at the Meeting - Beneficial Owners should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.** Should a Beneficial Owner who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Owner may request a legal proxy as set forth in the VIF, which will grant the Beneficial Owner or their nominee the right to attend and vote at the Meeting.

A Voting Instruction Form and voting instructions are attached to the Information Circular mailed to NOBO and OBO Shareholders.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying Instrument of Proxy were designated by Management ("Management Proxyholder"). **A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.** A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, Tenth Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked by:

a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;
b) signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, Miller Thomson LLP, located at 1000 - 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;
c) attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or
d) in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. A non-registered shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

IF A SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXY HOLDER IN ACCORDANCE WITH THOSE INSTRUCTIONS ON ANY BALLOT THAT MAY BE CALLED FOR. IN THE ENCLOSED FORM OF PROXY, IN THE ABSENCE OF ANY INSTRUCTIONS IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THE NOTICE OF MEETING TO WHICH THIS INFORMATION CIRCULAR IS ATTACHED. IF ANY AMENDMENTS OR VARIATIONS TO SUCH MATTERS, OR ANY OTHER MATTERS, ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, WILL EXERCISE ITS DISCRETION AND VOTE ON SUCH MATTERS IN ACCORDANCE WITH ITS BEST JUDGMENT.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. On February 11, 2005, there were 2,981,007 common shares issued and outstanding, each share carrying the right to one vote. Only shareholders of record at the Close of Business on February 11, 2005, will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following person beneficially owns, directly and indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, which has the right to vote in all circumstances.

Name	Number of Shares Held	Percentage of Outstanding Shares
Gary F. Oakley, Director	919,889 (directly & indirectly)	30.8%

FINANCIAL STATEMENTS

The audited financial statements of the Company for the years ending August 31, 2003, and 2004, together with the auditor's report thereon (the "Financial Statements") will be presented to shareholders at the Meeting. The Financial Statements are being mailed to shareholders of record with this Information Circular. Copies of the Financial Statements, notice of meeting, information circular and instrument of proxy will also be available from the Company's registrar and transfer agent, or the Company's registered office prior to the meeting.

APPOINTMENT OF AUDITOR

It is intended to vote in the enclosed Instrument of Proxy to appoint Dale Matheson Carr-Harris LaBonte, Chartered Accountants, of Suite 1700, 1140 West Pender Street, Vancouver, B.C., V6E 1G4, as Auditors for the Company to hold office until the next Annual General Meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration. Dale Matheson Carr-Harris LaBonte were appointed Auditors of the Company on January 17, 2005, upon the resignation of Rutherford & Company, the previous auditors of the Company. A reporting package with respect to the change of auditor is attached to this Information Circular as required by National Policy 31, Section 4.2, of the *British Columbia Securities Act*.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at three (3) and to nominate the persons listed in the table below. Each director will hold office until the next Annual General Meeting of shareholders of the Company, unless a director resigns or is otherwise removed in accordance with the Articles of the Company or the *Business Corporations Act*. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the nominees, their positions and offices in the Company, principal occupations, the period of time that they have been Directors of the Company, and the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised.

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Robert T. Paterson* President, C.E.O. and Director	July 11, 2003	13,125** direct	President and Director of Snowfield Development Corp.
Gary F. Oakley* Director	October 17, 1990	639,231** direct 280,658** indirect	Financier; President & Director of International Financial Management Ltd.
Marvin A. Mitchell, P.Eng.* Director	December 12, 2003	Nil**	Engineer; Director of Snowfield Development Corp.

*Member of the Audit Committee

**The information as to shareholdings has been furnished by the respective nominees.

Unless otherwise stated, each of the above proposed directors has held the principal occupation or employment indicated for the past five years.

The above information has been furnished by the respective directors individually.

All three of the above proposed directors were directors of the Company on January 28, 2003, when cease trade orders were issued against the Company by the British Columbia and Alberta Securities Commissions for its failure to file financial statements in accordance with applicable securities laws. The orders were subsequently rescinded on August 6, 2004.

Other than as set out above, no proposed director:

a) is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

    i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

    iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

The summary of compensation table presented in accordance with the rules (the "Rules") made under the *Securities Act* (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of the Chief Executive Officer and the Chief Financial Officer as at August 31, 2004, and the other three most highly compensated executive officers of the Company as at August 31, 2004, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

The following table is a summary of the compensation paid to either Robert T. Paterson or Gary F. Oakley, who each acted as chief executive officer of the Company, during the three most recently completed financial years, for services rendered to the Company or, if applicable, a subsidiary of the Company.

Name and Principal Position	Annual Compensation				Long Term Compensation			
	Year	Salary ($)	Bonus ($)	Other Annual Compensation	Awards	Payouts		
					Securities Under Options/ SAR'S Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compensation ($)
Robert T. Paterson President and CEO	2004	18,750*	Nil	Nil	Nil	Nil	Nil	18,750*
Gary F. Oakley President and CEO	2004	11,250**	Nil	Nil	Nil	Nil	Nil	11,250*
Gary F. Oakley President and CEO	2003	30,000**	Nil	Nil	Nil	Nil	Nil	30,000**
Gary F. Oakley President and CEO	2002	30,000**	Nil	Nil	250,000	Nil	Nil	30,000**

* Management fees paid or accrued to Robert T. Paterson

**Management fees paid or accrued to Gary F. Oakley

For the purposes of this section::

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the Board where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation rights plans.

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Management Contracts

The Company is not a party to a Management Contract with anyone other than directors or executive officers of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

a) the resignation, retirement or any other termination of the NEO's employment with the Company and its subsidiaries;

b) a change of control of the Company or any of its subsidiaries; or

c) a change in the NEO's responsibilities following a change in control.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Options/SAR Grants During the Most Recently Completed Financial Year

There were no options or SAR's granted during the financial years ended August 31, 2004, and 2003.

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

There were no options exercised during the financial years ended August 31, 2004 and 2003.

Compensation of Directors

The Company has not paid any compensation to the directors for their services during the most recently completed financial year and has no standard agreement to compensate them for such services other than the granting of Incentive Stock Options.

Since the commencement of the Company's last completed financial year there were no options granted to or exercised by directors.

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board of Directors, the primary function of which is to assist the Board of Directors in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company's financial statements and the independence and performance of the Company's external auditor, acting as a liaison between the Board of Directors and the Company's external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls that management and the Board of Directors have established.

Terms of Reference for the Audit Committee

The Board of Directors has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities. The Audit Committee's Terms of Reference is attached as Schedule A to this information circular.

Composition

The Audit Committee consists of the following three directors. Also indicated is whether they are 'independent' and 'financially literate'.

Name of Member	Independent(1)	Financially Literate(2)
Robert T. Paterson	No	Yes
Gary F. Oakley	No	Yes
Marvin A. Mitchell	Yes	Yes

Notes:

(1) *A member of the Audit Committee is independent if he has no director or indirect 'material relationship' with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment. An executive officer of the Company, such as the President or Secretary, is deemed to have a material relationship with the Company.*

(2) *A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.*

Because the shares of the Company are listed on the NEX Exchange (the "Exchange"), it is categorized as a venture issuer. As a result, Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110") exempts the members of the Company's Audit Committee from being independent.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemption in section 2.4 (*De Minimis Non-audit Services*) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (*Exemptions*) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by MI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
August 31, 2004	$ 5,000	$ Nil	$ 250	$ Nil
August 31, 2003	$ 3,500	$ Nil	$ 250	$ Nil

Notes:

(1) *The aggregate fees billed by the Company's auditor for audit fees.*

(2) *The aggregate fees billed for assurance and related services by the Company's auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the 'Audit Fees' column.*

(3) *The aggregate fees billed for professional services rendered by the Company's auditor for tax compliance, tax advice and tax planning. These services involved the auditor's provision of a tax opinion in connection with a flow-through share financing undertaken by the Company and the filing of the Company's annual tax returns.*

(4) *The aggregate fees billed for professional services other than those listed in the other three columns.*

Exemption

Pursuant to section 6.1 of MI 52-110, the Company is exempt from the requirements of Part 3 *Composition of the Audit Committee* and Part 5 *Reporting Obligations* of MI 52-110 because it is a venture issuer.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, senior officers of the Company or any subsidiary thereof, nominees for election as a director, or any associate or affiliate of the above, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

a) each person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year;

b) each proposed nominee for election as a director of the Company; and

c) each associate or affiliate of any of the foregoing.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company's most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's comparative Annual Financial Statements and MD&A for its most recently completed financial year. Shareholders may also contact the Company at Suite 100, 1009 Expo Boulevard, Vancouver, BC, V6Z 2V9, or by telephone at (604) 687-4268 to request copies of the Company's comparative Annual Financial Statements and MD&A for its most recently completed financial year.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Alterations to Company's Notice of Articles and Articles

On March 29, 2004, the new British Columbia *Business Corporations Act* ("BCA") was proclaimed, replacing the pre-existing British Columbia *Company Act*. Accordingly, the Company is now subject to the BCA, and no longer governed by the *Company Act*. The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.

In accordance with the BCA, the Company must file a transition application with the Registrar of Companies, the principal element of which involves replacing the Company's memorandum with a new a new designated form of Notice of Articles.

Once the Company has filed its transition application, it may alter its Notice of Articles and adopt a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA to make its articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions ("PCPs"). The PCPs are statutory provisions intended to preserve the application of certain provisions of the *Company Act* to companies formed under the *Company Act* until the shareholders pass a special resolution making them inapplicable. Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA. Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia *Business Corporations Act*, and the Company's Notice of Articles be altered accordingly.

2. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

3. Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the

effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCP's, the Company is proposing to delete its existing articles in their entirety and replace them with a new set of articles. The new set of articles will make the Company's articles consistent with the terminology and provisions of the BCA. Most of the changes in the new form of articles are minor in nature, and will not effect shareholders or the day-to-day administration of the Company. However, there are several changes of note:

1. The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.
2. The directors will be able to increase the authorized capital of the Company without the necessity of obtaining shareholder approval.
3. The requirement for a pro rata purchase of the shares of the Company will be deleted.
4. The Company will be able to alter its authorized share structure and its articles by ordinary resolution, instead of requiring a special resolution.

A copy of the proposed new articles of the Company will be available for inspection at the Meeting and at the Company's office, located at Suite 100, 1009 Expo Boulevard, Vancouver, British Columbia, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing articles of the Company in their entirety and replacing them with the new form of articles. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The existing articles of the Company be deleted in their entirety, and the form of articles presented to the shareholders at the annual and extraordinary general meeting of the Company, a copy of which is attached as Schedule A hereto, be adopted as the articles of the Company.
2. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.
3. Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the articles of the Company without further approval of the shareholders of the Company."

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

2. Approval of Stock Option Plan

The current policies of the TSX Venture Exchange (the "Exchange") require all listed companies to establish an incentive stock option plan (the "SOP") and to have the SOP presented to shareholders for approval. Management of the Company considers it desirable and in the best interests of the Company to establish the SOP in the form enclosed and recommend that the shareholders approve the SOP. The SOP is necessary for the granting of future incentive stock options to directors, officers, employees and consultants of the Company or any affiliate thereof to attract, retain and motivate those persons by providing them with the opportunity to acquire an increased proprietary interest in the Company.

The Company has a "rolling" stock option plan (the "Plan"), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company's shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company's shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last annual general meeting held on January 13, 2004. In accordance with the polices of the TSX Venture Exchange (the "Exchange"), a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Board and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company's shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company's Board of Directors to determine who should receive options and how many they should receive. The Board may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company's head office, located at Suite 100, 1009 Expo Boulevard, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan. The text of the resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"BE IT RESOLVED THAT:

1. Subject to the approval of the TSX Venture Exchange, the Company's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company's Information Circular dated February 11, 2005, be and is hereby approved.
2. Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution."

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

3. Advance Shareholder Approval for Issuance of shares In Excess of 20% of Issued Capital

The only source of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs, the Company from time to time investigates opportunities to raise financing on advantageous terms by arranging private placement subscriptions for shares or for securities convertible into shares. The Company may also issue shares for acquisitions, for rights offerings or exchange offering prospectus financings or for debt settlements. The Company may undertake one or more financings over the next year and expects that some may be structured as private placements. Under the policies of the Exchange, shareholder approval by ordinary resolution at an Annual General Meeting is required if:

(a) the number of private placement shares (including warrants granted as part of such placement) and certain acquisition shares to be issued to one placee, or to a group of placees who intend to vote their equity shares as a group, is equal to greater than 20% of the number of the Company's equity shares outstanding:

  (i) after giving effect to the issuance of the private placement shares (including warrants granted as part of such placement); or

  (ii) in the case of convertible securities, after including the equity shares which would be issued on conversion; or

(b) the issuance of the private placement shares, acquisition shares or equity shares upon conversion may result in, or is part of a transaction involving a change in the effective control of the Company or the creation of a control block and is acceptable with the appropriate regulatory authorities.

Comments on the "Exchange Policy"

The application of the Exchange Policy may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities. In particular, Management considers it to be in the best interest of the Company to solicit private placement funds for working capital and to finance operations.

Currently, the Company has issued and outstanding share capital of 2,981,007 common shares.

Management proposes that the maximum number of shares which either would be issued, or made subject to issuance, under one or more private placements or acquisitions in the twelve-month period following approval of this resolution would not exceed 11,924,027 common shares or 100% of the current fully diluted outstanding common shares of the Company. Such private placements may, or may not, include directors or officers of the Company, and may materially affect control of the Company.

Any private placement undertaken by the Company in reliance upon the advance approval being sought at the Meeting will be subject to, and completed in accordance with, the policies of the Exchange.

The private placements and acquisitions will only be negotiated if Management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placee's who may or may not deal at arm's length with the Company; however, the subscription price will comply with the policies of the Exchange.

The following sets out the policy of the Exchange on pricing of private placements:

In a private placement sale of equity shares, the purchase price shall not be less than the "Market Price" for those shares. The Exchange defines "Market Price" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the Exchange receives the news release or notice letter from the company's authorized agent (which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to an applicable hold period imposed under the *British Columbia Securities Regulations,* which securities are required to be legended since the Company is a Exchange Issuer, less the following discounts from the closing price:

Closing Price	Discount
Up to $0.50	25%
$0.51 to $2.00	20%
above $2.00	15%

The Exchange defines "Agreement Day" is the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement.

In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement financing transactions or acquisitions with persons who do not deal at arm's length to the Company, the Company may be required to seek shareholder approval for such transactions in any event.

In anticipation that the Company may wish to enter into one or more private placements over the next twelve months that may result in it issuing and/or making issuable such number of its common shares which would exceed the Exchange Policy, the Company requests its shareholders to pass an ordinary Resolution as described above.

The directors believe that the passing of this Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the Resolution. In the event that the Resolution is not passed, the Exchange will not approve any private placement that exceeds the Exchange Policy, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

Unless authority to do so is withheld, the persons named in the form of Proxy accompanying the Notice of Meeting intend to vote for approval of this Resolution. In order to be effective, this Resolution must be approved by a majority of the votes cast in respect thereof.

"BE IT RESOLVED THAT:

1. That the Shareholders approve and authorize the Directors to undertake the issuance of shares by the Company, from time to time in one or more transactions, in excess of 20% of its issued capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or exchange offering prospectus financings or shares for debt settlements, at such price or prices, in such amounts and to such individuals or entities as may be determined by the Directors of the Company and as are acceptable with the appropriate regulatory authorities, and the resulting possible effective changes in control of the Company, or the creation of a control block, in consequence thereof."

Management of the Company recommends that the shareholders vote in favour of the approval of the issuance of shares by the Company, which may exceed 20% of the Company's issued capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or exchange offering prospectus financings or shares for debt settlements as are acceptable with the appropriate regulatory authorities, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

4. Other Business

To approve such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to Management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

DATED at Vancouver, British Columbia, this 11th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS,

CHALLENGER DEVELOPMENT CORP.

"Robert T. Paterson"

President and Director

SCHEDULE "A"

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Company's financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board of Directors (the "Board").

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company's financial statements and the independence and performance of the Company's external auditor, acting as a liaison between the Board and the Company's auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls that management and the Board have established.

Composition and Process

1. The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in Multilateral Instrument 52-110 *Audit Committees*, unless otherwise exempted by MI 52-110.
2. Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.
3. All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.
4. The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.
5. The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Company's annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.
6. The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.
7. At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.
8. The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, and the external auditor.
9. The chief executive officer, the chief financial officer, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

The Audit Committee will have unrestricted access to the Company's personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

1. The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).
2. The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, chair of the Board or chief executive officer. The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.
3. The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.
4. The Audit Committee will periodically review with management depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

5. The Audit Committee will, through its Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee's responsibilities and how it has discharged them.

Relationship with External Auditors

1. The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Company.
2. The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.
3. The Company's external auditor must report directly to the Audit Committee.
4. The Audit Committee must recommend to the Board:
   a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and
   b) the compensation of the external auditor.
5. Unless otherwise permitted by MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor.
6. The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.
7. The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Accounting Systems, Internal Controls and Procedures

1. The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Company and its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management's response, and the extent to which recommendations made by the external auditor have been implemented.
2. The Audit Committee will ensure that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements and will periodically assess the adequacy of those procedures.
3. The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.
4. The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.
5. The Audit Committee will review with the external auditor the quality of the Company's accounting principles and direct the external auditor's examinations to particular areas.
6. The Audit Committee will review control weaknesses identified by the external auditor together with management's response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.
7. The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof.
8. The Audit Committee will review and discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.
9. The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
10. The Audit Committee will review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

11. The Audit Committee will review the Company's insurance policies, including directors and officers coverage, and make recommendations to the Board.
12. The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under Multilateral Instrument 52-108 *Auditor Oversight*.

Financial Disclosure Responsibilities

The Audit Committee will review, prior to presentation to the Board for approval and the Company's dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1. The Company's annual and quarterly financial statements, management discussion and analysis and earnings news releases.
2. The Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.
3. Disclosures made to the Audit Committee by the Company's chief executive officer and chief financial officer during their certification process of the Company's financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Other Responsibilities

1. Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.
2. Investigate fraud, illegal acts or conflicts of interest.
3. Discuss selected issues with corporate counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board's approval.
4. Review loans made by the Company to its directors, officers, employees and consultants.


N
W
E
S

CHALLENGER MINERALS LTD.

100-1009 Expo Boulevard, Vancouver, B.C. V6Z 2V9
Telephone: 604-681-5720 • Facsimile: 604-681-6937

January 18, 2005

BY SEDAR

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Attn: Statutory Filings

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta
T2P 3C4
Attn: Statutory Filings

And

TSX Venture Exchange
Ste. 2700, Box 11633
650 West Georgia Street
Vancouver, BC V6B 4N9
Continuous Disclosure

Dear Sirs and Mesdames:

Re: Challenger Minerals Ltd. (the "Company")
- Change of Auditor

Pursuant to National Policy No. 31, the Company gives notice of a change of auditors as follows:

1. On January 17, 2005, Rutherford & Company, Chartered Accountants, tendered its resignation as auditors of the Company. On January 18, 2005, the Board of Directors of the Company appointed Dale, Matheson, Carr-Hilton, La Bonte, Chartered Accountants, as the new auditors of the Company to fill the vacancy created by the resignation.
2. The Company delivered a Notice of Change of Auditor dated January 18, 2005, (the "Notice") to Rutherford & Company and Dale, Matheson, Carr-Hilton, La Bonte. Such notice is attached hereto.
3. Rutherford & Company's letter dated January 18, 2005, states their agreement with the information contained in the notice. Such letter is attached hereto.
4. Dale, Matheson, Carr-Hilton, La Bonte's letter dated January 18, 2005, states their agreement with the information contained in the notice. Such letter is attached hereto.
5. Both the Audit Committee and the Board of Directors of the Company have considered, reviewed and approved the proposal to change the auditors and the Notice and letters from the former and successor auditors (known as the "Reporting Package") prior to the Reporting Package being distributed to the Company's shareholders in conjunction with the Information Circular to be prepared for the first meeting of the shareholders held subsequent to the change of auditor, which meeting is scheduled to be held on Monday, March 21, 2005, as an Annual & Extraordinary General Meeting.

Yours truly,

Robert T. Paterson
President,
Challenger Minerals Ltd.

c15/My Documents/Challenger/Audit/Notice of Change of Auditor confirmation - 2004

CHALLENGER MINERALS LTD.
NOTICE PURSUANT TO NATIONAL INSTRUMENT NI 51-102
NOTICE OF CHANGE OF AUDITOR

CHALLENGER MINERALS LTD. (the "Company") hereby gives notice of appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of Suite 1700, 1140 West Pender Street, Vancouver, B.C., V6E 1G4, as the company's auditor in the place and stead of its former auditor Rutherford & Company, Chartered Accountants.

The change of auditor was effective as of January 18, 2005..

In accordance with National Instrument NI51-102, the Company reports that:

1. Rutherford & Company, Chartered Accountants, of 9511 Bates Road, Richmond, B.C., V7A 1E3, the auditor of the Company, formally advised the Company of its resignation on January 17, 2005;

2. There were no reservations in the reports of Rutherford & Company, Chartered Accountants contained in the reports on the annual financial statements of the Company for the two fiscal years preceding the date of this Notice, and there has been no similar reservations in any auditor's reports or comments on any interim financial information for any subsequent period preceding the date of this Notice;

3. There have been no Reportable Events which are described in National Instrument NI51-102 as "an occurrence in the relationship between the reporting issuer and the former or successor auditor which may have been a contributing factor to the Resignation or Termination"; and

4. The change of auditors and the distribution of this notice together with the letter from the former and successor auditors confirming the information contained herein has been considered by the Company's Audit Committee and the Company's Board of Directors has considered and approved the resolution to change the auditor and this Notice.

DATED effective as of this 18th day of January, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
CHALLENGER MINERALS LTD.



Robert T. Paterson
Secretary/Director



DALE MATHESON CARR HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:
Robert J Burkart, Inc.
James F Carr-Hilton, Ltd.
Alvin F Dale, Ltd.
Peter J Donaldson, Inc.
Reginald J. LaBonte, Ltd.
Robert J Matheson, Inc.
Fraser G Ross, Ltd.

January 18, 2005

British Columbia Securities Commission
P.O. Box 10142
Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re: Challenger Minerals Ltd. (the "Company")

This letter will confirm that we agree with the contents of the attached Notice of Change of Auditors given pursuant to National Instrument NI 51-102 respecting our appointment as auditor, based on our knowledge of such information at this time. This letter is given pursuant to the National Instrument as aforesaid and is intended to be delivered to the shareholders of the Company together with the Notice.

Yours truly,

"Dale Matheson Carr-Hilton LaBonte"

DALE MATHESON CARR-HILTON LABONTE
Chartered Accountants

cc: Challenger Minerals Ltd. – Attention: Robert T. Paterson
Bruce Rutherford, C.A.

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver Offices: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 687 4216
Suite 1300 - 1140 West Pender Street - Regulatory and Tax Practices Office • Tel: 604 687 4747 • Fax: 604 689 2778
Surrey Office: Suite 303 - 7337 137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587

BRUCE E. RUTHERFORD, C.A.

RUTHERFORD & COMPANY
Chartered Accountants

9511 BATES ROAD, RICHMOND, B.C. V7A 1E3
TEL: (604) 272-5454 FAX: (604) 272-5874

January 17, 2005

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Attn: Statutory Filings

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Attn: Statutory Filings

Dear Sirs and Mesdames:

Re: Challenger Minerals Ltd. (the "Company") - Change of Auditor

This letter will confirm that we agree with the contents of the attached Notice of Change of Auditors respecting our resignation as auditors made pursuant to National Instrument NI51-102. This letter is given pursuant the National Instrument as aforesaid and is intended to be delivered to the shareholders of the Company together with the Notice.

Yours truly,



Rutherford & Company
Chartered Accountants

Cc. Dale, Matheson, Carr-Hilton, La Bonte - Attention - Reginald J. LaBonte
Cc. Challenger Minerals Ltd. - Attention - Robert T. Paterson

FORM 51-901F

4th QUARTER REPORT

Incorporated as part of: __X__ **Schedules A & B – Financial Statements**

__X__ **Schedule C - Management Discussion & Analysis**

ISSUER DETAILS:

NAME OF ISSUER	Challenger Minerals Ltd.
ISSUER'S ADDRESS	Suite #100 – 1009 Expo Boulevard Vancouver, British Columbia V6Z 2V9
ISSUER FAX NUMBER	(604) 681-7420
ISSUER TELEPHONE NUMBER	(604) 681-5720
CONTACT NAME	Mr. Robert T. Paterson
CONTACT'S POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-5720
CONTACT E-MAIL ADDRESS	paterson@snowfield.com
FOR QUARTER ENDED	August 31, 2004
DATE OF REPORT	January 24, 2005

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS ANNUAL FINANCIAL STATEMENTS ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS ANNUAL FINANCIAL STATEMENTS WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gary Oakley	*"Gary Oakley"*	05/01/24
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Robert T. Paterson	*"Robert T. Paterson"*	05/01/24
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

CHALLENGER MINERALS LTD.

FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003

AUDITORS' REPORT

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

DALE MATHESON
CARR HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:
Robert J Burkart, Inc.
James F Carr-Hilton, Ltd.
Alvin F Dale, Ltd.
Peter J Donaldson, Inc.
Reginald J. LaBonte, Ltd.
Robert J Matheson, Inc.
Fraser G Ross, Ltd.

AUDITORS' REPORT

To the Shareholders of Challenger Minerals Ltd.:

We have audited the balance sheet of Challenger Minerals Ltd. as at August 31, 2004 and the statement of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles which have been applied on a consistent basis.

The financial statements as at August 31, 2003 and for the year then ended were examined by other auditors who expressed an opinion without reservation on these statements in their report dated December 17, 2003.

"Dale Matheson Carr-Hilton LaBonte"

DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

January 21, 2005
Vancouver, Canada

A MEMBER OF MMGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver Offices: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 687 4216
Suite 1500 - 1140 West Pender Street • Regulatory and Tax Practices Office • Tel: 604 687 4747 • Fax: 604 689 2778
Surrey Office: Suite 303 - 7337 137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587

CHALLENGER MINERALS LTD.

BALANCE SHEETS

	August 31, 2004		August 31, 2003
ASSETS			
CURRENT			
Cash	$ 698	$	132
Accounts receivable	4,748		309
	$ 5,446	$	441
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	$ 14,428	$	16,308
Advances due to related parties (Note 4)	708,071		526,473
	722,499		542,781
GOING CONCERN CONTINGENCY (Note 1)			
SHAREHOLDERS' EQUITY (DEFICIENCY)			
SHARE CAPITAL (Note 5)	2,687,839		2,687,839
DEFICIT	(3,404,892)		(3,230,179)
	(717,053)		(542,340)
	$ 5,446	$	441

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

"Gary Oakley" Director
Gary Oakley

"Robert T. Paterson" Director
Robert T. Paterson

The accompanying notes are an integral part of these financial statements.

CHALLENGER MINERALS LTD.

STATEMENTS OF LOSS AND DEFICIT

		Years ended August 31, 2004		2003
EXPENSES				
Accounting, audit and legal	$	13,844		1,700
Amortization		-		1,590
Consulting		14,850		-
Filing and transfer agent fees		20,547		4,526
Foreign exchange (gain)		(1,763)		(4,295)
Interest		62,578		48,190
Management fees		30,000		30,000
Rent and office administration		34,212		32,868
Resource property interests written off		-		1
Resource exploration expenses written off (recovery)		-		(17,693)
Travel and promotion		445		-
NET LOSS FOR THE YEAR		(174,713)		(96,887)
DEFICIT, BEGINNING OF YEAR		(3,230,179)		(3,133,292)
DEFICIT, END OF YEAR	$	(3,404,892)	$	(3,230,179)
BASIC AND DILUTED LOSS PER SHARE	$	(0.01)	$	(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		11,924,027		11,924,027

The accompanying notes are an integral part of these financial statements.

CHALLENGER MINERALS LTD.

STATEMENTS OF CASH FLOWS

	Years ended August 31, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	$ (174,713)	$ (96,887)
Adjusted for items not involving cash:		
Amortization	-	1,590
Resource exploration expenses written off (recovery)	-	(17,692)
	(174,713)	(112,989)
Net changes in non-cash working capital items:		
Accounts receivable	(4,439)	312
Accounts payable and accrued liabilities	(1,880)	3,523
Accrued and unpaid interest payable	60,710	48,070
Accrued and unpaid management and consulting fees payable	44,850	30,000
Net cash flows used in operating activities	(75,472)	(31,084)
CASH FLOWS FROM FINANCING ACTIVITY		
Advances from related parties	76,038	30,598
Net cash flows from financing activity	76,038	30,598
INCREASE (DECREASE) IN CASH DURING THE YEAR	566	(486)
CASH, BEGINNING OF YEAR	132	618
CASH, END OF YEAR	$ 698	$ 132
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 1,728	$ 251

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Challenger Minerals Ltd. (the "Company") is a British Columbia, Canada incorporated company which has been primarily engaged in the acquisition, exploration and development of resource properties.

The Company is a listed entity on the TSX Venture Exchange but became the subject of a Cease Trade Orders, one dated January 28, 2003 under section 145 of the Securities Act, B.C. Reg. 194/97, and one dated March 21, 2003 issued under subsections 148 and 149 of the Securities Act, Alberta, c.S-4, RSA 2000, as amended, which were the result of the Company's failure to file comparative financial statements for the financial year ended August 31, 2002 and for the three months ended November 30, 2002.

On March 22, 2004, the Company submitted an application to the British Columbia Securities Commission requesting that an order be made under section 171 of the Securities Act, B. C. revoking its Cease Trade Order dated January 28, 2003. On April 28, 2004, the Company submitted an application to the Alberta Security Commission requesting that an order be made pursuant to subsection 214(1) of the Securities Act, Alberta revoking its Cease Trade Order dated March 21, 2003. On August 6, 2004, under Section 171 of the Securities Act, B.C., the Executive Director of the British Columbia Securities Commission revoked the British Columbia Cease Trade Order dated January 28, 2003. On August 6, 2004, under subsection 214(1) of the Securities Act, Alberta, c.S-4, RSA 2000, as amended, the Deputy Director, Capital Markets, Alberta Securities Commission revoked the March 21, 2003 Alberta Cease Trade Order. On August 12, 2004 the common shares of the Company resumed trading on the NEX Board of the TSX Venture Exchange.

Going Concern

The financial statements have been prepared on the basis of accounting principles applicable to a "going concern," which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $717,053 at August 31, 2004 and accumulated losses of $3,404,892. The ability of the Company to continue as a going concern is dependent upon the continued support from related parties, the discovery of economically recoverable reserves, the ability of the Company to raise equity financing to complete exploration and development activities and upon future profitable operations or proceeds from disposition of resource properties. The financial statements do not reflect adjustments to the carrying values of assets should the Company be unable to continue as a going concern.

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the assumption that the Company is a going concern and are presented in Canadian dollars.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined an impairment in value.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized, or charged as impairment charges.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.

(b) Future site restoration costs

Estimated future removal and site restoration costs are provided for on the unit-of-production method. Costs are based on estimates in accordance with current legislation and industry practices. Actual removal and site restoration expenditures are charged to the accumulated provision account as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property carrying values, useful lives for depreciation and amortization, and determination of fair value for stock based transactions. Financial results as determined by actual events could differ from those estimates.

d) Future Income Taxes

The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition under GAAP have not been met.

e) Loss Per Share

The Company has adopted the recent accounting standards of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share. Under the recent standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the year. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options have been excluded as they are anti-dilutive.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and advances due to related parties. The fair value of the Company's current assets and current liabilities are estimated by management to approximate their carrying values based due to their immediate or short-term maturity. The fair value of advances due to related parties is not determinable as they are without specific terms of repayment.

g) Stock based compensation

Effective September 1, 2003 the Company has early adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments, released in November 2003. The standard requires that all stock based awards made to employees and non-employees be measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of the options is credited to contributed surplus.

During fiscal 2003 the previous standard required that all stock based awards made to non-employees be measured and recognized using a fair value based method. The standard encouraged the use of a fair value based method for all stock-based awards made to employees, but only required it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. No compensation expense was required to be recognized when stock options were granted to employees at the prevailing market price. The Company was required to disclose pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share as if the fair value method had been used for the fiscal 2003 awards.

The Company did not grant any incentive stock options during the years ended August 31, 2004 and 2003 and does not currently have any incentive stock options outstanding.

h) Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.

The Company may be at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration or interest rate risk.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Risk Management (Continued)

The Company's functional currency is the Canadian dollar. All current operations occur within Canada. There is currently no significant foreign exchange risk to the Company.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with financial statement presentation adopted for the current year.

4. ADVANCES DUE TO RELATED PARTIES / RELATED PARTY TRANSACTIONS

Related parties are comprised of corporate directors and/or their relations and private corporations or other entities controlled by directors. The amounts due include loans and/or cash advances made to the Company, expenses incurred on behalf of the Company, unpaid management and administrative service fees, and accrued interest as follows:

	2004	2003
Loans and cash advances	$ 115,041	$ 79,500
Corporate expenses	171,106	125,430
Management and administrative service fees	211,250	170,000
Accrued interest	210,674	151,543
	$ 708,071	$ 526,473

All amounts due to related parties are unsecured and without specified terms of repayment. Interest is accrued on outstanding amounts generally at the rate of 10% per annum compounded monthly, with the exception of an amount of $19,732 (2003 - $Nil) which is non-interest bearing, an amount of $39,355 (2003 - $34,355) which bears interest at the rate of 18% per annum and an amount of $142,358 (2003 - $52,546) which bears interest at the rate of 9% per annum, both of which are also compounded monthly.

During the year, the Company accrued $30,000 (2003 - $30,000) to directors for management services.

During the year, the Company accrued $29,420 (2003 - $30,000) to a director and a company controlled by a director for office rent, overhead and filing fees paid on behalf of the Company.

During the year, the Company accrued $60,416 (2003 - $43,524) interest on loans and cash advances and other amounts due to directors, a related person and to corporations or other entities controlled by directors.

4. ADVANCES DUE TO RELATED PARTIES /RELATED PARTY TRANSACTIONS (Continued)

During the year, the Company accrued $16,756 (2003 - $Nil) to companies controlled by a director and an officer for accounting and secretarial services.

During the year, the Company accrued $14,850 (2003 - $Nil) to a company controlled by a director for consulting services.

During the year, an accrual of $445 (2003 - $Nil) was recorded in the accounts for traveling expenses incurred on behalf of the Company by a director.

All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

5. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, August 31, 2004, 2003 and 2002	11,924,027	$ 2,687,839

c) Shares Held in Escrow

As at August 31, 2004, 46,875 (2003 - 46,875) shares of the Company's capital stock are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

d) Stock Options

As at August 31, 2004 and 2003, there were no directors' and employee stock options outstanding and all previously granted options had expired.

The Company, in accordance with the Policies of the TSX Venture Exchange, adopted a Stock Option Plan on January 13, 2004 whereby the Company is authorized to grant stock options for up to 10% of the Company's issued and outstanding common shares. The Stock Option Plan is subject to regulatory approval.

6. INCOME TAXES

The reported income taxes differ from the amounts obtained by applying statutory rates to the loss before income taxes as follows:

	2004	2003
Statutory tax rate	35.6%	38.0%
Expected income tax provision (recovery)	$ (62,198)	$ (36,817)
Unrecognized tax losses	62,198	36,817
Income tax provision	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2004	2003
Resource allocation pools	$ 495,000	$ 495,000
Non-capital losses available	350,000	366,000
Valuation allowance	(845,000)	(861,000)
Net future income taxes	$ -	$ -

As the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $984,000 (2003 - $1,027,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
2005	$ 149,000
2006	117,000
2007	137,000
2008	154,000
2009	138,000
2010	114,000
2014	175,000
	$ 984,000

In addition, the Company has Canadian exploration and development expenditures approximating $1,389,000 which are available to reduce future taxable income. No recognition has been given in the accounts to the potential future benefits that may arise on utilization of these tax losses and expenditures. The exploration and development costs carry forward indefinitely.

CHALLENGER MINERALS LTD.

For the Fiscal Year Ended August 31, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1. DESCRIPTION OF BUSINESS

The Company is an exploration stage company engaged principally in the acquisition, exploration and development of mineral properties. The Company did not undertake any exploration work on mineral properties during the fiscal year ended August 31, 2004.

The Company is a listed entity on the TSX Venture Exchange but became the subject of a Cease Trade Order dated January 28, 2003 under section 145 of the Securities Act, B.C. Reg. 194/97 and the subject of a Cease Trade Order dated March 21, 2003, issued under subsections 148 and 149 of the Securities Act, Alberta, c.S-4, RSA 2000, as amended, as a result of the Company's failure to file comparative financial statements for the financial year ended August 31, 2002 and for the three months ended November 30, 2002.

On March 22, 2004, the Company submitted an application to the British Columbia Securities Commission requesting that an order be made under section 171 of the Securities Act, B. C. revoking its Cease Trade Order dated January 28, 2003. On April 28, 2004, the Company submitted an application to the Alberta Security Commission requesting that an order be made pursuant to subsection 214(1) of the Securities Act, Alberta revoking its Cease Trade Order dated March 21, 2003. On August 6, 2004, under Section 171 of the Securities Act, B.C., the Executive Director of the British Columbia Securities Commission revoked the British Columbia Cease Trade Order dated January 28, 2003. On August 6, 2004, under subsection 214(1) of the Securities Act, Alberta, c.S-4, RSA 2000, as amended, the Deputy Director, Capital Markets, Alberta Securities Commission revoked the March 21, 2003 Alberta Cease Trade Order. On August 12, 2004 the common shares of the Company resumed trading on the NEX Board of the TSX Venture Exchange.

2. USE OF PROCEEDS

During the period, there has been no material variance in the intended "use of proceeds" as previously disclosed in disseminated offering documents and other previous documents disclosing the Company's expenditures relative to funds raised.

3. RELATED PARTY TRANSACTIONS

The Company's Related Party Transactions for the fiscal year ended August 31, 2004, are detailed in Note 4 of the Company's Audited Financial Statements dated August 31, 2004.

4. INVESTOR RELATIONS SERVICES

During the year ended August 31, 2004, the Company has not incurred investor relations services expenses.

5. SIGNIFICANT EVENTS & TRANSACTIONS

Acquisitions & Dispositions

The Company has not made significant acquisitions during the fiscal year ended August 31, 2004.

Exploration Activities

The Company has not incurred exploration and development expenditures during the year ended August 31, 2004.

Working Capital

During the year ended August 31, 2004, the Company did not undertake any financing activities. Operating expenses during the period were funded by directors of the Company by way of loans in the amount of $181,598 including corporate expenses of $108,668.

Material Expenditures

Major expenditures during the year were as follows:

(a) Accounting fees - $13,844 were incurred for accounting services.

(b) Management fees - $30,000 were accrued for a director managing the Company's affairs for the year at the rate of $2,500 per month.

(c) Interest, service charges and exchange - $60,817

(d) Office rent and administration expenses - $34,212

(e) Filing and transfer agent fees - $20,547

6. **REVIEW AND APPROVAL OF AUDITED FINANCIAL STATEMENTS AND MANAGEMENT DISCUSSION & ANALYSIS**

The attached Audited Financial Statements and Management Discussion and Analysis have been reviewed by the Company's audit committee and subsequently approved by the board of directors.

FOUR WAYS TO VOTE

In addition to voting by mail or by fax, **SHAREHOLDERS CAN VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK.** With your proxy or Voting Instruction Form ("VIF") in hand, our time-saving automated services will prompt you to enter your ID and Code numbers and then guide you through the voting process. (Your ID and Code numbers should be located below your name and address on the proxy or VIF. If they are not on the proxy or VIF, they will be printed on the back of this flyer.) The system enables you to revote at a later time if you wish to change your vote prior to the cut-off time for submitting your proxy.

If your name, address and codes are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are a beneficial owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you by the intermediary in error. Such security owners are unfortunately unable to use the voting options described herein.

INTERNET VOTING

Website: http://www.stocktronics.com/webvote

If you would like to receive notice of and access to Issuers' material over the Internet in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING

1 888 TEL VOTE (1 888 835 8683)

PLEASE NOTE:

A proxyholder that is not a management proxyholder (ie: named in the instrument of proxy) cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street 10th Floor Vancouver BC V6C 3B8

RETURN YOUR PROXY BY FAX

604 689 8144

CHALLENGER DEVELOPMENT CORP.

INTERIM REPORT REQUEST – 2005

Shareholders of Challenger Development Corp. (the "Company") do not receive interim (quarterly) financial statements automatically by mail.

If you wish to receive interim financial statements by mail this year, you must complete and return this request form to the Company. Your name will then be included on the supplemental mailing list.

The supplemental list will be cleared each year, so continued receipt requires the completion and return of a request form each year. You will receive a new request form with the annual general meeting materials each year.

If you do not return this request form the Company will assume that you do not wish to receive interim financial statements. However, you will continue to receive the annual general meeting materials.

I confirm that I am either a registered or beneficial shareholder of the Company, and I request that my name and address be placed on the Company's supplemental mailing list to receive interim financial statements.

____
Name (Please Print)

____
Address (Please Print)

__________________________ ________________
Postal Code

__________________________ ________________
Signature | Date

IF YOU WISH TO RECEIVE THE COMPANY'S INTERIM FINANCIAL STATEMENTS BY MAIL, YOU MUST COMPLETE AND RETURN THIS REQUEST TO: Challenger Development Corp., Suite 100 – 1009 Expo Boulevard, Vancouver, British Columbia V6Z 2V9

ral\ral00647

Proxy

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CHALLENGER DEVELOPMENT CORP.

TO BE HELD AT: Suite 100 – 1009 Expo Boulevard
Vancouver, British Columbia, Canada V6Z 2V9

ON: Friday, March 18, 2005 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Robert T. Paterson, President and a director of the Company, or failing this person, Albert Wu, Secretary of the Company, or in the place of the foregoing, ______________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FILE 082-3666
WASHINGTON DC 20549
USA

2989

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Dale, Matheson, Carr-Harris, LaBonte, Chartered Accountants, as auditors of the Company, at remuneration to be fixed by the Directors		N/A	
2. To fix the number of directors to be elected at three			N/A
3. To elect as Director, Gary F. Oakley		N/A	
4. To elect as Director, Robert T. Paterson		N/A	
5. To elect as Director, Marvin A. Mitchell		N/A	
6. To approve a motion giving the directors authority to appoint, at the discretion of the directors, up to two (2) additional directors for the ensuing year			N/A
7. To approve a special resolution altering the Company's Notice of Articles to remove the application of the Pre-existing Company Provisions			N/A
8. To approve a special resolution adopting a new form of articles for the Company			N/A
9. To approve the Company's incentive stock option plan			N/A
10. Approval of resolution for advance shareholder approval for issuance of shares in excess of 20% of outstanding			N/A
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **must be signed** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

(a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote